

May 21, 2020

David G. Watumill
President and Chief Executive Officer
CARDAX, INC.
2800 Woodlawn Drive Suite 129
Honolulu, Hawaii 96822

> **Re: CARDAX, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 30, 2020**
> **File No. 333-181719**

Dear Mr. Watumill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 54

1. Please revise to include the disclosures required by Item 307 of Regulation S-K. Please also tell us how the omission of these required disclosures impacts your conclusion with respect to the effectiveness of the disclosure controls and procedures as of December 31, 2019.

Notes to the Consolidated Financial Statements
Note 2- Summary of Significant Accounting Policies
Research and development, page F-11

2. You state on page 16 that compensation of your research and development personnel are included as a component of salaries and wages in the consolidated statements of

operations. Your disclosure appears to conflict with your accounting policy on page F-11 and ASC 730-10-25-2b. Please clarify for us how your accounting policy complies with ASC 730-10-25 and revise as necessary.   In addition, please revise your Management's Discussion and Analysis to separately discuss the reasons for significant changes in research and development expenses in the statements of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at (202) 551-3613 or Dan Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences